Exhibit 23.3

Consent of Independent Auditors
The Board of Directors
Kennedy-Wilson Holdings, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Kennedy-Wilson Holdings, Inc. of our report dated March 31, 2014, with respect to the consolidated balance sheets of KWF Real Estate Venture VI, L.P. and subsidiary as of December 31, 2013 and 2012, the related consolidated statements of operations and comprehensive income (loss), partners’ capital, and cash flows for the years ended December 31, 2013 and 2012 and for the period from October 5, 2011 (inception) through December 31, 2011, and the related notes to the consolidated financial statements, which report appears in amendment no. 1 to the December 31, 2013 annual report on Form 10-K of Kennedy-Wilson Holdings, Inc.
/s/ KPMG LLP
Los Angeles, California
July 18, 2014